                                              ----------------------------------
                                                          OMB APPROVAL
                                              OMB NUMBER:............. 3235-0058
                                              EXPIRES:......... JANUARY 31, 2005
                                              ESTIMATED AVERAGE BURDEN
                                              HOURS PER RESPONSE........... 2.50
                                              ----------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   ----------

                                   FORM 12B-25

                                   ----------

                          NOTIFICATION OF LATE FILING


                                                         ---------------
                                                         SEC FILE NUMBER

                                                         000-27417
                                                         ---------------



                       -----------------------------------

(CHECK ONE): [ ] FORM 10-K  [ ] FORM 20-F  [ ] FORM 11-K  [X] FORM 10-Q
             [ ] FORM N-SAR

                                                         CUSIP NUMBER
                                                         502386 10 5


FOR PERIOD ENDED:   SEPTEMBER 30, 2002

--------------------------------------------------------------------------------
[ ] TRANSITION REPORT ON FORM 10-K
[ ] TRANSITION REPORT ON FORM 20-F
[ ] TRANSITION REPORT ON FORM 11-K
[ ] TRANSITION REPORT ON FORM 10-Q
[ ] TRANSITION REPORT ON FORM N-SAR
FOR THE TRANSITION PERIOD ENDED
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS

VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------


IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES:

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION



LTWC CORPORATION
-------------------------------------------------------------------------------
Full Name of Registrant


LEARN2 CORPORATION
-------------------------------------------------------------------------------
Former Name if Applicable



111 High Ridge Road, Suite 5
-------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)



Stamford, Connecticut  06905
-------------------------------------------------------------------------------
City, State and Zip Code


PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or
    |X|           expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (See the attached Schedule.)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         MARC E. LANDY                         (203)          975-9602
         -----------------------------------   -----------    ------------------
         (Name)                                (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) [X]Yes [ ]No

-------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ]Yes [X]No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                LTWC CORPORATION
                               ------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November 14, 2002
      ----------------------------      By:    /s/ Marc E. Landy
                                        Name:  Marc E. Landy
                                        Title: Executive Vice President, Chief
                                               Financial Officer, Secretary
                                               and Treasurer

                         SCHEDULE TO FORM 12B-25

The Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 in the prescribed time period.

On November 6, 2002 Jerry Sandoval, the Company's President and Chief Operating Officer together with other members of senior management at the Company's primary operating subsidiary, resigned. On the same day, the Company's Board of Directors appointed Paul A. Goldman, one of the Company's directors, as Chief Executive Officer and President of the Company. Mr. Goldman and Marc E. Landy, the Company's Chief Financial Officer, have been focused on a smooth transition since Mr. Sandoval's departure. Consequently, the Form 10-Q could not be completed without unreasonable effort or expense. The Company anticipates that the Form 10-Q will be filed within the time required by Rule 12b-25.